Mail Stop 3561

March 3, 2010

Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

> **Re:** **General Finance Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 8, 2010**
> **File No. 333-163851**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **Form 10-Qs for the Quarters Ended September 30, 2009 and**
> **for the Quarter Ended December 31, 2009**
> **Filed November 12, 2009 and February 12, 2010**
> **Written Response Filed February 8, 2010**
> **File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your responses to our letter dated January 15, 2010 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Financial Statements for the Year Ended June 30, 2009

Consolidated Statements of Operations, page F-4

1. Your response to comment 14 from our letter dated January 15, 2010 indicates that cost of sales includes the costs for sales revenues only and operating costs related to leasing activities are included in "Leasing, selling and general expenses." As classification of the direct costs associated with leasing operations

appears to vary among industry participants, please disclose to your readers where you have classified these costs to allow your readers to more easily compare your results to other lessors who may classify these expenses differently. Additionally, please consider quantifying the direct costs associated with your leasing operations to allow more meaningful comparison to others in your industry.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-9

Segment Information, page F-10

2. We read your response to comment 18 from our letter dated January 15, 2010. It remains unclear from your response why you do not consider each of your geographic segments, Royal Wolf and Pac-Van, also called Asia-Pacific and North America, to be separate operating segments in accordance with ASC 280-10-50-1. In this regard, your response appears to indicate that each of the three factors in paragraph 50-1 is met. Either provide us with a more detailed analysis of each factor in paragraph 50-1 to support a conclusion that these geographic segments are not operating segments, or provide us with a detailed analysis of each factor in ASC 280-10-50-11, including similar long-term average gross margins, to support a conclusion that aggregating these separate operating segments into a single reportable segment is appropriate.

Form 10-Q for the Quarter Ended September 30, 2009

Condensed Consolidated Balance Sheets, page 3

3. Your response to comment 22 from our letter dated January 15, 2010 indicates that you believe the Bison Capital Put Option is more appropriately classified as temporary equity after the adoption of ASC 810. Please consider revising the title of your "Noncontrolling interest" line item to better explain what is being captured and to make the classification as temporary equity more transparent.

Form 10-Q for the Quarter Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Measures not in Accordance with Generally Accepted Accounting Principles in the United States, page 28

4. We note that the measure you call EBITDA does not appear consistent with the definition of EBITDA since it excludes foreign currency exchange (gain) loss and

other. Please revise the title of this non-GAAP measure in future filings to accurately reflect the items being excluded. For further guidance see Question 103.01 of our Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

<u>Item 4. Controls and Procedures, page 34</u>

5. We note your statement that "we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

***

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Sellers, Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Arthur L. Zwickel, Esq.